November 19, 2010

United States Securities and Exchange Commission
100 F Street, N.E. Washington, D.C. 20249
Attention:	Rufus Decker Errol Sanderson Andrew Schoeffler Nudrat Salik

Re:	Form 10-K/A for the year ended December 31, 2009 Form 10-Q for the period ended September 30, 2010 Definitive Proxy Statement on Schedule 14A filed March 15, 2010 File No. 1-33485

Ladies and Gentlemen:

On behalf of RSC Holdings Inc. (“RSC” or the “Company”), the following information is in response to a letter, dated November 5, 2010, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s: (i) Amended Annual Report on Form 10K/A for the year ended December 31, 2009, filed February 18, 2010 (the “2009 Annual Report”); (ii) Quarterly Report on Form 10-Q for the period ended September 30, 2010, filed on October 21, 2010; and (iii) Definitive Proxy Statement on Schedule 14A, filed March 15, 2010 (the “Proxy Statement”). The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience we have incorporated your comments into this response letter in italics prior to each response.

Form 10-K/A for the year ended December 31, 2009

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

The Company respectfully acknowledges the Staff’s comment.

1.

Liquidity and Capital Resources

Adjusted EBITDA, page 44

2.
We note your response to comment 6 in our letter dated October 14, 2010. Please disclose that you also use Adjusted EBITDA as a liquidity measure. Please also ensure that you discuss all material limitations of your measurement of Adjusted EBITDA. For example, there may be additional non-discretionary expenditures that have not been included in your determination of Adjusted EBITDA. Please show us in your supplemental response what the revisions will look like.

The Company respectfully acknowledges the Staff’s comment and intends to enhance its disclosures in its Form 10-K for the year ending December 31, 2010. Had we included the enhanced disclosures in our Form 10-K for the year ended December 31, 2009, the disclosure would have been as follows:

“Adjusted EBITDA

As a supplement to the financial statements in this Annual Report on Form 10-K, which are prepared in accordance with GAAP, we also present Adjusted EBITDA. Adjusted EBITDA is generally consolidated net loss before net interest expense, income taxes and depreciation and amortization and before certain other items, including gain on extinguishment of debt, net, share-based compensation and other (income) expense, net. We present Adjusted EBITDA because we believe the calculation is useful to investors in evaluating our financial performance and as a liquidity measure. Adjusted EBITDA is not a measure of performance calculated in accordance with GAAP and there are material limitations to its usefulness on a stand alone basis. Adjusted EBITDA does not include reductions for cash payments for our obligations to service our debt, fund our working capital and pay our income taxes. In addition, certain items excluded from Adjusted EBITDA such as interest, taxes, depreciation and amortization are significant components in understanding and assessing our financial performance. All companies do not calculate Adjusted EBITDA in the same manner and our presentation may not be comparable to those presented by other companies. Investors should use Adjusted EBITDA in addition to, and not as an alternative to, net (loss) income or net cash provided by operating activities as defined under GAAP.”

Critical Accounting Policies and Estimates

Rental Equipment and Impairment of Long-Lived Assets, page 46

3.
We note your response to comment 8 in our letter dated October 14, 2010. Please expand your disclosures regarding your impairment considerations in a similar manner to your response. You should specifically disclose your consideration of the decreases in fleet utilization, same store rental revenue, and equipment rental revenue in determining whether these assets should be tested for impairment. You should also discuss your consideration of the liquidity of the used rental equipment market. Please show us in your supplemental response what the revisions will look like.

2.

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure in its Form 10-K for the year ending December 31, 2010 to expand its disclosures regarding impairment considerations. Had we included the enhanced disclosures in our Form 10-K for the year ended December 31, 2009, the disclosure would have been as follows:

“Our long-lived assets to be held and used consist primarily of our rental fleet, which we segregate into approximately ten major category classes based on functionality. We evaluate our long-lived assets for impairment whenever events or circumstances indicate that the carrying value of a long-lived asset (or an asset group) may not be recoverable. Events or changes in circumstances that could suggest possible impairment include but are not limited to: a significant decrease in the market price of our rental fleet, a significant adverse change in the business climate that could affect the value of our rental fleet or a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of our rental fleet. On a monthly basis we analyze the fair value of our rental fleet in conjunction with our projections regarding future cash flows that we expect to generate from the continued use of our rental fleet. The fair value of our rental fleet in relation to the assets’ carrying amount is the primary factor we consider in determining whether our rental fleet should be tested for recoverability.

Should an impairment indicator be present, recoverability is assessed by comparing the estimated future cash flows of the category classes, on an undiscounted basis, to carrying values. The category class represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities. If the undiscounted cash flows exceed the carrying value, the asset group is recoverable and no impairment is present. If the undiscounted cash flows are less than the carrying value, the impairment is measured as the difference between the carrying value and the fair value of the asset group.

During 2009 a continued weakening of demand in the non-residential construction market resulted in a decrease in the demand for our rental equipment and downward pressure on our rental rates. As a result, our fleet utilization decreased 1,250 basis points from 70.1% for the year ended December 31, 2008 to 57.6% for the year ended December 31, 2009, and equipment rental revenue decreased $494.2 million, or 31.5%, from $1,567.3 million for the year ended December 31, 2008 to $1,073.0 million for the year ended December 31, 2009. Despite these year over year decreases, the fair value of our rental fleet remained in excess of the assets’ carrying amounts when reviewed at a category class level. In addition, the used equipment market, which consists of retail and auction channels, remained liquid throughout 2009 and enabled us to sell significant amounts of rental fleet at positive margins. During the year ended December 31, 2009, we reduced our fleet at original cost by $371.1 million, or 13.8%, from $2.7 billion at December 31, 2008, due primarily to sales of used rental equipment. Our sales of used rental equipment were $158.8 million during the year ended December 31, 2009 at a gross margin of 6.1%. The liquidity of the used rental equipment market during 2009 enabled us to significantly increase our sales of used rental equipment while simultaneously restricting our capital purchases, thus resulting in significant cash inflows from operating and investing activities. Cash provided by operating activities and cash provided by investing activities, was $270.0 million and $124.9 million, respectively, for the year ended December 31, 2009.

3.

After considering the fair values of our rental fleet (at a category class level) relative to the assets’ carrying amounts in addition to the consistent positive margins we generate from the sale of used rental equipment, we concluded impairment indicators were not present and it was therefore not necessary to test the assets for recoverability during the years ended December 31, 2009, 2008 and 2007.”

Financial Statements

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

4.
We note your response to comment 12 in our letter dated October 14, 2010. It remains unclear how you recognize any revenue related to your three to five year service contracts. Please disclose your revenue recognition policy separately for each product and service that you provide, including the services provided under these contracts.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the execution of a three to five year service contract does not result in the receipt of fees or the recognition of revenue. The purpose of our three to five year contracts is to provide a framework for the business relationship in the event future rental transactions occur. Specifically, these contracts establish, among other things, the term of the onsite rental yard, administrative responsibilities, equipment availability, pricing, jobsite conditions, invoicing, dispute resolution, etc. The fact that we operate an onsite rental yard is not a guarantee that a customer will have a rental need. Revenue is recognized if and when a customer rents equipment from one of our onsite yards at which time a separate rental agreement is executed. Rental revenue, which accrues in accordance with the rates outlined in the service contract, is recognized over the applicable rental period.

Form 10-Q for Period Ended September 30, 2010

General

5.	Please address the above comments in your interim filings as well.

The Company respectfully acknowledges the Staff’s comment and will address the Staff’s comments in its interim filings as well.

4.

Definitive Proxy Statement on Schedule 14A filed March 15, 2010

Compensation Discussion and Analysis, page 20

6.
We note your response to comment 19 in our letter dated October 14, 2010, in particular the statement “[t]he median of the peer group is a clear market reference point considered in context and relevancy to all other pertinent data.” With a view towards future disclosure, please advise us as to whether you target individual compensation components and/or total compensation to the market median or some other percentile and, if so, advise us as to the target(s) and where actual compensation fell relative to the target(s).

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Compensation Committee does not target individual compensation components and/or total compensation to the market median or some other percentile.

RSC Equipment Rental, Inc. and RSC Holdings III, LLC

General

7.	Please address the above comments in the filings of RSC Equipment Rental, Inc. and RSC Holdings III, LLC, as applicable.

The Company respectfully acknowledges the Staff’s comment and will also address the Staff’s comments in the filings of RSC Equipment Rental, Inc. and RSC Holdings III, LLC as applicable.

* * *

The Company also acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (480) 281-6917 with any questions or further comments regarding our responses to the Staff’s comments. We respectfully request that the Staff direct future communications to facsimile (480) 905-3413.

5.

RSC Holdings Inc.

/s/ Joseph M. Webb
Joseph M. Webb
Vice President,
Associate General Counsel
RSC Holdings Inc.

cc:	Patricia D. Chiodo – RSC Holdings Inc. Kevin Groman, Esq. – RSC Holdings Inc.

6.